

SEC 02004885 COMMISSION
,49



OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 2002	
Estimated average burden hours per response	12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities, Inc. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Bohannon Drive
(No. and Street)

Menlo Park,	California	94025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (916) 859-4408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

225 West Santa Clara Street	San Jose	California	95113-1728
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SO 3/26/02

OATH OR AFFIRMATION

I, Jarrett Lilien, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities, Inc. (the "Company"), as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

BRITT-KARIN OLIVER
Notary Public, State of New York
No. 01OL6004337
Qualified in New York County
Certificate filed in New York County
Commission Expires March 23, 2006



Signature

2-19-02
Date

President
Title



Notary Public

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Operations.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholders' Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable).
x	(g)	Computation of Net Capital (Alternative Method) for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
x	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

E*TRADE SECURITIES, INC.

(SEC ID. NO. 8-44112)

Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte & Touche LLP
Suite 800
60 South Market Street
San Jose, California 95113-2303

Tel: (408) 998-4000
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

E*TRADE Securities, Inc.:

We have audited the accompanying statement of financial condition of E*TRADE Securities, Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 14, 2002


RECEIVED
MAR 0 1 2002

E*TRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 (in thousands, except share amounts)

ASSETS

Cash and equivalents	$ 201,163
Cash and investments required to be segregated under Federal or other regulations	633,674
Receivable from brokers, dealers and clearing organizations	425,945
Receivable from customers (less provision for doubtful accounts of $3,325)	1,542,925
Deferred tax asset, net	33,583
Intangible asset, net	32,595
Receivable from Parent and affiliated companies	72,820
Other assets	19,779
TOTAL	$ 2,962,484

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to brokers, dealers and clearing organizations	$ 670,165
Payable to customers	1,645,558
Accounts payable, accrued and other liabilities	144,139
Total liabilities	2,459,862
COMMITMENTS AND CONTINGENCIES (Note 9)	
STOCKHOLDERS' EQUITY:	
Preferred stock, no par value: 25,000 shares authorized; 10,000 shares issued and outstanding	17,370
Common stock, no par value: 10,000,000 shares authorized; 6,500,000 shares issued and outstanding	6,500
Additional paid-in capital	637,591
Accumulated deficit	(158,839)
Total stockholders' equity	502,622
TOTAL	$ 2,962,484

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - E*TRADE Securities, Inc. (the "Company"), a California corporation, is a broker-dealer registered with the National Association of Securities Dealers, Inc. (the "NASD"). The Company was licensed by the Securities and Exchange Commission (the "SEC") on September 12, 1991 and approved for membership by the NASD on February 19, 1992. The Company's common stock is wholly owned by E*TRADE Group, Inc. (the "Parent"). The Company's preferred stock is wholly owned by Web Street Securities, Inc. ("Web Street"), an indirect wholly owned subsidiary of the Parent.

Cash and investments required to be segregated under Federal or other regulations consist primarily of government backed securities purchased under agreements to resell ("Resale Agreements"). Resale Agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, which approximate fair-value. The Company obtains possession of collateral with a market value equal to or in excess of the principal amount loaned and accrued under resale agreements. Collateral is valued by the Company, with additional collateral obtained or refunded when necessary. At December 31, 2001, the Company had resale agreements of $633,674,000 maintained in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

Estimated Fair-Value of Financial Instruments - The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations and customers, receivable from Parent and affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Intangible Asset – Intangible asset consists of customer lists and is amortized using the double declining balance method with an estimated useful life of seven years.

New Accounting Standards – In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. On April 1, 2001, the Company adopted the provisions of SFAS No. 140. The adoption of this statement did not have a material impact on the Company's financial condition.

In June 2001, FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations initiated after

September 30, 2001, be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. SFAS No. 142 is effective for the Company beginning January 1, 2002. The Company does not believe that adoption of SFAS No. 142 will have a material impact on the Company's financial condition.

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from management's estimates.

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations result from the Company's trading activities on behalf of its customers and consist of the following (in thousands):

Receivable:	
Deposits paid for securities borrowed	$ 371,682
Net settlement and deposits with clearing organizations	32,164
Securities failed to deliver	776
Other	21,323
Total	$ 425,945
Payable:	
Deposits received for securities loaned	$ 636,702
Securities failed to receive	1,490
Other	31,973
Total	$ 670,165

Failed to deliver and receive items represent the contract value of securities not delivered or received on settlement date. Deposits paid for securities borrowed and received for securities loaned approximate the market value of the related securities.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from customers primarily represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers are held as collateral for amounts due on margin balances (the value of which is not reflected in the statement of financial condition).

Payable to customers primarily consists of free credit balances and other customer funds pending completion of securities transactions. The Company pays interest on certain customer credit balances. At December 31, 2001, the Company was paying interest of 0.25% on most customer credit balances.

4. SHORT-TERM BORROWINGS

The principal sources of financing for the Company's margin lending are credit balances in customer accounts and the Company's stock loan program. The Company also maintains financing facilities with banks totaling $275 million to finance margin lending. There were no amounts outstanding under these financing facilities at December 31, 2001.

5. RELATED PARTY TRANSACTIONS

The Parent provides to the Company: systems, telecommunication, administrative and operational supplies and support. The Parent charges the Company for these services on a per securities transaction basis for trades made by the Company's customers using the Parent's computer service.

On October 3, 2001, the Company issued 10,000 preferred shares to Web Street at a value of $1,736.98 per share for Web Street's domestic brokerage accounts.

On January 7, 2002, the Company paid cash dividends of $134,000 to Web Street and $49,866,000 to the Parent.

6. INCOME TAXES

The Company is included in the consolidated federal tax return of the Parent. Each company included in the consolidated tax return computes income tax expense as though it filed a separate income tax return. Income tax expense incurred by the Parent from current year net income generated by the Company will be reimbursed to the Parent by the Company and has been recorded as a reduction to receivable from Parent in the accompanying statement of financial condition.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the deferred tax assets are as follows (in thousands):

Net operating loss carryforwards	$37,652
Reserves and allowances	6,051
Other	2,751
Intangible asset, net	(12,871)
Total deferred tax asset, net	$33,583

There was no valuation allowance for the deferred tax asset at December 31, 2001, because the Company believes it is more likely than not to realize its deferred tax assets.

7. EMPLOYEE BENEFIT PLANS

The Parent has a 401(k) salary deferral program which includes eligible associates of the Company who have met certain service requirements. The Company matches certain associate contributions; additional contributions to this plan are at the discretion of the Company.

Eligible associates of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers, key associates and consultants of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. At December 31, 2001, there were options outstanding to purchase 7,642,750 shares of the Parent's common stock at exercise prices ranging from $0.51 to $58.19 with a weighted average price of $9.18 and 18,652,061 shares were available for future grants.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NASD, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of $240,141,000 (14.0% of aggregate debit balances) which was $205,933,000 in excess of its required net capital of $34,208,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Parent leases office space and furniture under noncancelable operating leases through 2013. Such lease commitments are allocated by the Parent based on the percentage of total office space occupied by the Company. The Company's portion of future rental commitments is estimated as follows (in thousands):

Fiscal year ending December 31,	
2002	$ 16,656
2003	15,651
2004	13,073
2005	10,735
2006	8,774
Thereafter	34,430
	$ 99,319

The leases for office space contain rent escalation provisions based on increases in certain costs incurred by the lessor.

In the ordinary course of business, the Company engaged in certain stock loan transactions with MJK Clearing, Inc. ("MJK") involving the lending of NASDAQ-listed common stock of Genesis Intermedia, Inc. ("GENI") and other securities from MJK to the Company. Subsequently, the Company relent the GENI and/or other securities received from MJK to three other broker dealers, Wedbush Morgan Securities ("Wedbush"), Nomura Securities, Inc. ("Nomura"), and Fiserv Securities, Inc., ("Fiserv"). On September 25, 2001, NASDAQ halted trading in the stock of GENI, which had last traded at a price of $5.90 before the halt. As a result, MJK was unable to meet its collateral requirements on the GENI and other securities with certain counterparties to those transactions. MJK was ordered to cease operations by the SEC because they failed to meet regulatory capital requirements, and was placed into SIPC liquidation in the District of Minnesota. These events have led to disputes among several of the participants in the stock loan transactions involving the stock of GENI and other securities lent by MJK regarding which entities should bear the losses resulting from MJK's insolvency. The Company is confident it has sufficient capital in excess of regulatory requirements to cover any potential exposure arising from these matters.

The Company has worked with the participants and regulatory agencies to resolve these disputes, but to date the disputes have not been resolved. Wedbush, Nomura, and Fiserv have commenced separate legal actions against the Company. These actions seek various forms of equitable relief and seek repayment of a total of approximately $60,000,000 received by the Company in connection with the GENI and other stock loan transactions. The Company believes that the plaintiffs must look to MJK as the debtor for repayment, and that the Company has defenses in each of these actions and will vigorously defend all matters. To date, the Company has successfully defeated all actions for interim relief or has entered into consent orders essentially maintaining the status quo between the parties until the matter can be judicially resolved. Because the litigation is in its early stages, the Company is unable to predict the ultimate outcome or the amount of any potential losses.

The Company is a defendant in civil actions arising from the normal course of business. These currently include, among other actions, putative class actions alleging various causes of action for "unfair or deceptive business practices" that were filed against the Company between November 21, 1997, and March 11, 1999, as a result of various systems interruptions the Company previously experienced.

To date, none of these putative class actions has been certified, and the Company believes that these claims are without merit and intends to defend against them vigorously. An unfavorable outcome in any of these matters for which the Company's pending insurance claims are rejected could harm the Company's business. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Compliance and trading problems that are reported to regulators such as the SEC or the NASDR by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections.

The securities industry is subject to extensive regulation under federal, state and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and its ability to so comply is dependent in large part upon the establishment and maintenance of a qualified compliance system.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not deposit additional collateral or return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

At December 31, 2001, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $2,039,000,000, which it can sell or repledge. Of this amount, $804,000,000 had been pledged or sold at December 31, 2001, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

* * * * *

Deloitte & Touche LLP
Suite 600
225 West Santa Clara Street
San Jose, California 95113-1728

Tel: (408) 704-4000
Fax: (408) 704-3083
www.us.deloitte.com


Deloitte
& Touche

January 14, 2002

E*TRADE Securities, Inc.
4500 Bohannon Drive
Menlo Park, California 94025

Dear Sirs:

In planning and performing our audit of the statement of financial condition of E*TRADE Securities, Inc. (the "Company") for the fifteen-month period ended December 31, 2001 (on which we have issued our report dated January 14, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP